GRAUBARD MILLER
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
212-818-8800

January 29, 2009

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Golden Green Enterprises Limited/China Opportunity Acquisition Corp.
    Amendment No. 1 to Registration Statement on Form S-4
    Filed December 24, 2008
    File No. 333-155312

Dear Ms. Long:

On behalf of China Opportunity Acquisition Corp. (“COAC”) and Golden Green Enterprises Limited (“BVICo”), we respond as follows to the Staff’s comment letter dated January 15, 2009 to the above-captioned registration statement on Form S-4. Page references in our responses correspond to the present version of the proxy statement/prospectus included as part of Amendment No. 2 to the registration statement, copies of which have been marked to note the changes from the above-referenced filing (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). We are also delivering three courtesy copies of such marked registration statement to Mr. Dieter King. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses of COAC and BVICo to each comment immediately thereafter.

As we previously advised, the registrants must mail the proxy statement/prospectus by February 12, 2009 in order to be able to use the September 30, 2008 financial statements included in Amendment No. 2 and thus be able to hold the COAC special meeting prior to March 20, 2009, the date specified in COAC’s charter for it to be liquidated if the merger is not completed by then. In view of this tight time requirement, we would appreciate it if we could initially be advised by telephone of any further questions or comments that the Staff may have. Please call the undersigned at 212-818-8880 in this regard.

Summary of the Proxy Statement/Prospectus, page 9

Interests of COAC’s Directors Officers and Others in the Merger, page 15

1.
We note your response to comment 9 in our letter dated December 10, 2008. In view of your new disclosure on page 16 and elsewhere in the prospectus that you “will not enter into any such arrangement that would have the effect of constituting a waiver of the voting requirement or the limitation on the maximum number of conversion shares,” please tell us what kinds of transactions you believe you could still properly engage in to incentivize investors to vote for the transaction and explain in detail why you believe such transactions would not have the effect of constituting a waiver.

Pamela A. Long
January 29, 2009

As any arrangements made by COAC must necessarily be non-monetary in nature, they could not have the effect of constituting such a waiver. Because the structure of the merger will have BVICo as the surviving entity, any post-closing arrangements would be obligations of BVICo rather than COAC and similarly could not constitute a waiver by COAC. As it is highly unlikely that holders of Public Shares would be interested in non-monetary commitments from COAC that would expire prior to the closing, we believe that, as a practical matter, COAC will not be a substantive party to any such arrangements. In the circumstances, all such arrangements, whether monetary or non-monetary, and whether effective prior to or after the closing, will be made by BVICo, its shareholders or the COAC Inside Stockholders acting for their own respective accounts.

The Merger Proposal, page 30

BMCG Fairness Opinion, page 60

Ge Rui Comparable Companies Analysis, page 64

2.
We note your response to comment 18 in our letter dated December 10, 2008. We further note your revised disclosure on page 64 of the prospectus that, in performing its comparable companies analysis, BMCG considered the performance measures return-on-assets and return-on-equity. Please disclose the underlying quantitative data to which these performance measures were applied.

The underlying quantitative data referred to in this Comment are now included on pages 64 and 65 of the proxy statement/prospectus.

Note to Unaudited Pro Forma Condensed Combined Financial Information, page 82

3.
We have read your response to prior comment 23. You present the accrual of the dividend and the related reduction in stockholders’ equity in the selected historical financial information but not in your historical financial statements. Please revise your filing to present the pro forma information alongside your historical balance sheet in the filing.

The pro forma information is now presented alongside the historical balance sheet on page FS-2 of the proxy statement/prospectus.

Liquidity and Capital Resources - Henan Green Complex Materials page 104

4.
We have read your response to prior comment 30. Your revised disclosure does not identify or discuss key drivers behind the changes in your operating accounts. Specifically, you do not provide a robust discussion explaining the change in prepayments, accounts payable, inventories, receipts in advance and accrued liabilities and other payables as of September 30, 2008.

Pamela A. Long
January 29, 2009

The text on page 115 of the proxy statement/prospectus has been revised and expanded in response to this comment.

Exhibit 5.1 - Legal Opinion of Conyers Dill & Pearman

5.	Please have counsel revise its legal opinion in the following respects:

•
Eliminate the assumptions contained in clauses (f), (g), (h) and (j) of the assumptions paragraph on page 2 of counsel’s opinion. These assumptions are inappropriate for a legality opinion provided pursuant to Item 601(b)(5)(i) of Regulation S-K.

•
Expand the scope of the legality opinion in the second numbered paragraph on page 3 of the opinion to cover all of the securities being registered (i.e., the ordinary shares, the warrants, the units and the purchase option).

•
Revise the second numbered paragraph on page 3 of the opinion to replace “allotment” and “allotted” with “sale” and “sold.” Please note that the opinion required by Item 601(b)(5)(i) of Regulation 5-K is premised on the sale of securities.

•
Regarding the non-assessable clause in the second numbered paragraph on page 3 of the opinion, either eliminate the parenthetical clause purporting to define “nonassessable” or expand the parenthetical clause to encompass claims of the company’s creditors as well.

•
Add an opinion as to whether the warrants, the units and the purchase option are binding legal obligations of the company. To the extent that the contractual provisions of these securities are governed by New York law or the laws of another jurisdiction, the opinion should be revised accordingly.

Please re-file the revised opinion as an exhibit to the registration statement. In addition, please note that before you can request acceleration of the effective date of the registration statement a signed and dated version of the opinion, which does not contain any blanks, must be on file as an exhibit to the registration statement.

Counsel is in the process of preparing its revised opinion, which will be filed supplementally.

Pamela A. Long
January 29, 2009

General

6.
We note the acknowledgements made by counsel on your behalf at the conclusion of counsel’s letter to us dated December 24, 2008. Notwithstanding these acknowledgements, please note that if you seek acceleration of the effective date of the registration statement, we will still require a letter from each registrant, in each case on company letterhead and executed by a duly authorized officer, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Letters from each of the registrants acknowledging the foregoing matters will be submitted no later than the time that acceleration will be requested.

Very truly yours,

/s/ Noah Scooler

Noah Scooler